brf

RESULTS

2Q21

DISCLAIMER

This presentation may contain statements that express BRF S.A. ("BRF") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical facts and are based on currently available competitive, financial and economic data of the industries in which BRF operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "target", "aim", "seek" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BRF performance. The factors that might affect BRF's performance include, but are not limited to: (i) market acceptance of BRF's products; (ii) volatility related to the Brazilian economy, as well as the economies of the other countries in which BRF also has relevant operations, the financial and securities markets and the highly competitive industries BRF operates in; (iii) changes in domestic and foreign legislation and taxation, as well as in government policies related to the domestic and foreign animal protein and related markets; (iv) increasing competition from new entrants to the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain an ongoing process for introducing competitive new products and services while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts arising from the pandemic caused by COVID-19. Other factors that could materially affect BRF's results can be found in BRF's Reference Form and in the annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, particularly under the "Risk Factors" session.

All forward-looking statements in this presentation are based on information and data available as of the date they were issued and BRF undertakes no obligation to update them in light of new evidence.

This presentation does not constitute an offer to sell or a solicitation to purchase any security.

BUSINESS GROWTH SUPPORTED BY SOLID CAPITAL STRUCTURE

Metric	Value	Comparison
Net Revenue R$ million	11,637	+27.8% YoY
Operating Cash Flow R$ million	667	1,418 in 2Q20
Adjusted EBITDA[1] R$ million	1,271	23.2% YoY
Net Leverage[1]	2.73x	2.89 in 2Q20
Net Income[1,2] R$ million	(199)	307 in 2Q20
Average Debt Term	9.5 years	4.2 years in 2Q20


VEG
&TAL
Sadia

(1) Including Covid-19 costs & expenses
(2) Continuing operations

NOMINAL GROWTH, WITH MARGIN COMPRESSION GIVEN INFLATIONARY SCENARIO



Gross Profit and Margin (R$ Million) (%)
Covid-19 Costs: R$ 57.4 M – 2Q21
23.6%
24.6%
26.0%
21.3%
19.6%
21.7%
23.6%
25.2%
20.7%
19.1%
1,979
2,344
2,895
2,195
2,226
2Q20
3Q20
4Q20
1Q21
2Q21
12.5%
Gross Profit
Gross Margin
Gross Margin ex-Covid-19



EBITDA and Margin (R$ Million) (%)
Covid-19 Expenses: R$ 82.5 M - 2Q21
13.7%
14.7%
14.8%
12.4%
11.6%
11.3%
13.2%
13.8%
11.6%
10.9%
1,031
1,317
1,587
1,234
1,271
2Q20
3Q20
4Q20
1Q21
2Q21
23.2%
EBITDA
EBITDA Margin
EBITDA Margin ex-Covid-19



EFFICIENT COST MANAGEMENT AND VALUE-ADDED PORTFOLIO PARTIALLY OFFSET BY HIGHER INFLATIONARY IMPACT


100
105
99
105
99
108
102
113
106
115
113
122
118
131
123
135
135
141
139
COGS/Kg – BRF¹
Price - BRF
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21


Chicken Producer Margin ² vs.
Chicken Production Cost Index (PCI)³
100
183
71
Jan-19
Apr-19
Jun-19
Sep-19
Jan-20
Apr-20
Jun-20
Sep-20
Jan-21
Apr-21
Jun-21
Chicken Producer Margin
Chicken PCI


Swine Producer Margin² vs. Swine
Production Cost Index (PCI)³
100
177
87
Jan-19
Apr-19
Jun-19
Sep-19
Jan-20
Apr-20
Jun-20
Sep-20
Jan-21
Apr-21
Jun-21
Swine Producer Margin
Swine PCI

(1) Index base 100: COGS/Kg BRF – Consolidated cost of product sold per kilo and BRF Price – Consolidated price – Foreign and Domestic Market, mix, FX impact. | (2) Source: Bloomberg | (3) Source: Embrapa

STRENGTHENING PREFERENCE AND LEADERSHIP OF OUR BRANDS

Leadership through **strong** and **preferred** brands

Profitability on the back of innovation, product mix and channels

Automation and expanded product lines to generate value
Investments in 9 Brazilian states and *Seropédica*-RJ plant start up


PERDIGÃO
VEG &TAL
Qualy

1 **290 thousand clients** served: accelerated growth rate, expanding coverage and **strengthening small retail and Omnichannel.**

2 **Consumer preference:** best result for the last six quarters[1,2].

Sadia	PERDIGÃO	Qualy
27.8%	15.3%	52.6%

3 **Leadership across all categories:** 57.9% market share[3] in Margarine, 47.3% in Cold Cuts and 44.3% in Frozen products.

4 **Commercial execution** boosted by Store in Store Project and high delivery service level (90% on-time).

(1) Source: Kantar | (2) For Sadia and Perdigão. | (3) Source: Nielsen

INNOVATION FOCUSED ON THE EXECUTION OF 2030 VISION, DRIVING OUR PORTFOLIO WITH HIGHER VALUE-ADDED PRODUCTS

Value-added growth in Brazil[1]



74.2%
75.6%
80.0%
81.9%
84.2%
2018
2019
2020
1Q21
2Q21

Innovation revenue in Brazil[2] (as % of total revenue)



2.7%
3.3%
5.6%
6.7%
7.2%
2018
2019
2020
1Q21
2Q21



PERDIGÃO
VEG&TAL
Sadia
COXINHAS DAS ASAS E TULIPAS COZIDAS
Qualy
LIVRE&LEV
PRESUNTO COZIDO SUPERIOR

(1) Including processed and high-value in natura categories. | (2) Launches in the last 24 months.

MORE EFFICIENT PORTFOLIO IN A TRADE DOWN ENVIRONMENT

Highest historical spread vs. forequarter cuts



Forequarter cuts vs. Whole chicken
(Price difference – 1 kg forequarter cuts is R$ 11.71 more expensive than 1 kg chicken)
Forequarter cuts vs. Pork Carcass
(Price difference – 1 kg forequarter cuts is R$ 9.14 more expensive than 1 kg pork)
Beef prices skyrocketing
Second wave of the pandemic in Brazil
Increased pork exports to China
Pork carcass prices skyrocketing
11.71
Average spread price
9.91
4.67
9.14
Average spread price
4.67
2.43
Feb 16
Apr 16
Jun 16
Aug 16
Oct 16
Dec 16
Feb 17
Apr 17
Jun 17
Aug 17
Oct 17
Dec 17
Feb 18
Apr 18
Jun 18
Aug 18
Oct 18
Dec 18
Feb 19
Apr 19
Jun 19
Aug 19
Oct 19
Dec 19
Feb 20
Apr 20
Jun 20
Aug 20
Oct 20
Dec 20
Feb 20
Apr 21
May 21
Jun 21
Jul 21[1]

Source: JOX; Cepea.
(1) Average as of day 12/July

CHINESE MARKET: ONGOING IMBALANCE BETWEEN SUPPLY AND DEMAND, AMID SIGNS OF A RECOVERY



90
80
70
60
50
40
30
20
10
0
RMB/KG AND M HEADS
5.0000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
KTON
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Pork Production
Sow Herd
Female Hogs Selected as Sow
Sow Herd Prices
Pork Carcass price

Source: Ministry of Agriculture and Rural Affairs of the People's Republic of China, Boyar and Bloomberg

EXPORTS RISE AS MARKET DEMAND RECOVERS

Turkey:
- **Modern trade – Margin recovery.**
- Higher volume of exports.
- Investment plan in progress.

Banvit

China:
- **Prices have remained high due to local demand growth.**
- Ongoing imbalance between supply and demand, despite partial recovery of herd.



Japan:
Dwindling local inventories, due to expected price recovery.

Saudi Arabia:
- **Leadership in exports to the region.**
- Recovery in consumption by reopening the economy and increasing religious tourism.
- Joody Al Sharqiya plant operating.
- No commercial issues.

ساديا
Sadia

Direct Exports:
- Substantial growth in margins in Africa and volumes in the Americas.
- New exporting licenses to 7 countries.

Value added Innovation 33 SKUs:
16 Direct Exports, 11 Halal and 6 Asia.



CAPITAL STRUCTURE


NBA
Sadia

CAPITAL MANAGEMENT | *Resilience and business plan execution even with a volatile FX*

Net Financial Leverage


3.74x
2.68x
2.89x
2.90x
2.73x
2.96x
2.73x
13,900
15,589
15,311
14,557
14,152
15,318
14,791
2Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3.83
5.20
5.48
5.64
5.20
5.70
5.00
USD/BRL (PTAX)
Net Debt (R$ million)
Net Debt / Adjusted EBITDA 12M

Net Debt/Adjusted EBITDA U12M USD: 2,95x

Debt Structure


10,902[1,2]
7,902
REPORTED DEBT
489
2,180
2,389
1,768
631
3,128
984
765
498
3,953
1,000
4,002
Liquidity
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031...
2050
Gross Debt
Reais (R$): 27%
Other currencies: 73%
Average Term
2Q20: 4.2 years
2Q21: 9.5 years
Cash and equivalents
Revolving Credit Facility
Foreign-currency Debt
BRL Debt

Note: 1 The debt schedule and profile only include the debt principal and cross-currency swaps; To reconcile the amount stated with total indebtedness it is necessary to add the interest recognized and deferred costs (R$769 million in 2Q21 / R$838 million in 2Q20) and Other Financial Liabilities (R$138 million in 2Q21 / R$ 1,145 million in 2Q20);
[2] 61% of cash is denominated in strong currency and 39% in other

EVOLUTION OF THE NET DEBT (R$ million)


-527 (-3,4%)
15,318
(667)
882
1,952
(2,695)
14,791
Corporate EBITDA +R$1,294
Working capital and others - R$627
CAPEX: - R$ 929
M&A + R$ 47
Financial, Derivatives and Net Interest: -R$ 1,568
Cash exchange variance: R$ -385
Debt FX var. R$ +2.394
Net Effect of Interest on Debt R$ -240
Derivatives: R$ +540
Net Debt 1Q21
Operating Cash Flow
Investment Cash Flow
Financing Cash flow
FX var., interest of Debt & Derivatives
Net Debt 2Q21

Issuance of R$ 1.0 billion in Agribusiness Receivables Certificates (CRA). Diversifying and lengthening the local-currency debt profile.

Tender Offer of Senior Unsecured Notes maturing in 2030 in an amount equal to R$297 million (US$59 million).

Moody's reaffirmed Ba2 global rating changing the outlook from Stable to Positive.

CASH FLOW | *Consistent Operating Cash Flow Generation, with higher investments and FX impacts on balance sheet*

Free cash flow changes 2Q21 (R$ million)



1,294
(155)
(472)
667
(929)
47
(1,568)
(385)
(451)
(1,717)
(2,168)
R$ 186 MM Offsetting Tax Credits
Cash Flow from Investments
R$ -882 million
Financial Cash Flow
R$ -1,952 million
Current cash flow
FX impact with correspondent effect on debt
Reported EBITDA*
Working Capital
Taxes and Others
Operating Cash Flow
CAPEX with IFRS16
M&A
Financials, Derivatives and Net Interest
Cash FX Var.
Free Cash Flow

* Reported EBITDA vs. Adjusted EBITDA: refer to page 13 of the Management Report.

NET ZERO 2040

Commitment to being Net Zero in greenhouse gas emissions (GHG) by 2040

Both in our operations and production chain

Highlights

Announcement of our commitment to being **Net Zero in greenhouse gas (GHG) emissions** by 2040 at our **2nd ESG Forum.** BRF awarded as *Gold Seal* by the Brazilian GHG Protocol program.

BRF was the 2nd in the food sector, according to the Merco Consultoria on **ESG Responsibility** .

BRF is the founding partner of **MOVER**, **Movement for Racial Equity.**

BRF joined **Brazilian Business Council for Sustainable Development (CEBDS)**, thereby reinforcing its commitments to good environmental, social and governance practices.

Announcement of our R$ 70 million investment to build the new Vitória–ES Distribution Center, **our most sustainable facility** to be built in compliance with **international LEED certification standards**.

Official launch of the **Community Kitchens with Gastromotiva** in Salvador-BA expanding the partnership with **BRF Institute**.

Disclosure of our audited **2020 Integrated Report**, in line with the guidelines of the Global Reporting Initiative (GRI) and requirements of the International Integrated Reporting Council (IIRC).

Donations of ~R$ 20 million made to **Covid-related actions.**

(1) LEED (Leadership in Energy and Environmental Design).

2030 VISION: 2Q21 HIGHLIGHTS



Balance | BIOFRESH® SUPERPREMIUM | GUABI NATURAL

2030 VISION: HIGHLIGHTS


VEG &TAL
Sadia
VEG carne moída
VEG &TAL
Sadia
VEG kibe

Alternative Proteins

- USD 2.5 million investment in **Aleph Farms:** BRF's **first venture capital investment**, a **pioneer initiative in the global food chain.**
- Expansion of the **Sadia Veg&Tal** line with **meatballs**, **kibbeh** and **minced meat.**



Omnichannel

MERCATO Sadia — **Expansion of our chain in the city of São Paulo.** Partnership with Evino for Father's Day.

MERCATO EM CASA — **Best quarter for the e-commerce.** Growth of **144% vs 1Q21.**

Store in Store presence reaches **389** stores.



2030 VISION: HIGHLIGHTS



PET

- **Closing of Hercosul Group & approval of Mogiana Alimentos by antitrust authorities**[1]. Total amount for both assets of R$ 1,350 million.
- BRF to add **strong and traditional brands, robust industrial facilities** and **expertise in the specialized channel.**
- **Net Revenue over R$750 million** for both companies in the last 12 months, of which the majority comes from the special premium, super premium and natural super premium segments, **with a combined market share of approximately 10%**[2,3]**.**
- **We are top 3** [2] in Brazil's Pet Food segment and close to our goal of being top 2 by 2025. Also, **market share leaders** in Paraguay and Uruguay.


THREE DOGS
GRAN PLUS
FARO
BÔNOS
Primogato
BIOFRESH
Herói
NATURAL
APOLO
Balance
Átila

(1) Approval by CADE (Administrative Council for Economic Defense) | (2) According to estimates based on the data provided by ABINPET (Brazilian Association of the Pet Product Industry). | (3) Based on share value.

CLOSING REMARKS



FINAL REMARKS

FINANCIAL SUSTAINABILITY

2030 VISION IN EXECUTION

MOVING FORWARD, DESPITE THE CHALLENGES OF 2Q21

REBOUND OF THE DEMAND & CONSUMER CONFIDENCE


ساديا
Sadia



Q&A

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PERDIGÃO
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LIVRE&LEV
Sadia
PRESUNTO COZIDO SUPERIOR*
PERDIGÃO
Qualy

MERCATO
EM CASA

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